Exhibit 11

CenturyTel, Inc.
COMPUTATIONS OF EARNINGS PER SHARE
(UNAUDITED)

	Three months		Nine months
	ended September 30,		ended September 30,
	2009	2008*	2009	2008*
	(Dollars, except per share amounts, and shares in thousands)

Income (Numerator):
Net income before extraordinary item	$147,635	84,733	283,819	265,660
Extraordinary item, net of income tax expense and noncontrolling interests	133,213	-	133,213	-
Net income attributable to CenturyTel, Inc.	280,848	84,733	417,032	265,660
Dividends applicable to preferred stock	(3)	(3)	(9)	(152)
Earnings applicable to unvested restricted stock:
Income before extraordinary item	(690)	(1,075)	(2,395)	(2,970)
Extraordinary item	(622)	-	(1,124)	-

Net income as adjusted for purposes of computing basic earnings per share	279,533	83,655	413,504	262,538
Dividends applicable to preferred stock	3	3	9	152

Net income as adjusted for purposes of computing diluted earnings per share	$279,536	83,658	413,513	262,690

Shares (Denominator):
Weighted average number of shares:
Outstanding during period	297,331	101,692	166,230	104,565
Nonvested restricted stock	(1,390)	(1,290)	(1,403)	(1,169)
Nonvested restricted stock units	2,192	-	731	-

Weighted average number of shares outstanding during period for computing basic earnings per share	298,133	100,402	165,558	103,396

Incremental common shares attributable to dilutive securities:
Shares issuable under convertible securities	13	13	13	221
Shares issuable under incentive compensation plans	257	232	95	157

Number of shares as adjusted for purposes of computing diluted earnings per share	298,403	100,647	165,666	103,774

Basic earnings per share
Income before extraordinary item	$.49	.83	1.70	2.54
Extraordinary item	$.44	-	.80	-
Basic earnings per share	$.94	.83	2.50	2.54

Diluted earnings per share
Income before extraordinary item	$.49	.83	1.70	2.53
Extraordinary item	$.44	-	.80	-
Diluted earnings per share	$.94	.83	2.50	2.53

* The provisions of FSP EITF 03-6-1 have been retrospectively applied to the 2008 information.